UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-A/A

(Amendment No. 1)

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) OR (g) OF

THE SECURITIES EXCHANGE ACT OF 1934

F.N.B. Corporation

(Exact name of registrant as specified in its charter)

Pennsylvania	25-1255406
(State of incorporation or organization)	(I.R.S. Employer Identification No.)

One North Shore Center, 12 Federal Street, Pittsburgh, Pennsylvania	15212
(Address of principal executive offices)	(Zip code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered
Depositary Shares, each representing a 1/40th Interest in a Share of Fixed-to-Floating Rate Non-Cumulative Perpetual Preferred Stock, Series E, $0.01 par value per share	The New York Stock Exchange

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), please check the following box.  ☒

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), please check the following box.  ☐

Securities Act registration statement file number to which this form relates:

Commission File No. 333-181418

Securities to be registered pursuant to Section 12(g) of the Act:

None

Explanatory Note

This Amendment No. 1 to Form 8-A is being filed in connection with the reincorporation of F.N.B. Corporation (the “Company”) from the State of Florida to the Commonwealth of Pennsylvania, pursuant to a plan of conversion approved by the Board of Directors and shareholders of the Company. The reincorporation was accomplished by filing a certificate of conversion with the Florida Secretary of State and a statement of domestication and articles of incorporation with the Pennsylvania Department of State. Additionally, the bylaws approved by the Board of Directors and shareholders of the Company in connection with the reincorporation and plan of conversion became effective upon completion of the reincorporation. The Company hereby amends its prior Form 8-A filed with the Securities and Exchange Commission on November 6, 2013 regarding the description of its Depositary Shares, each representing a 1/40th Interest in a Share of Fixed-to-Floating Rate Non-Cumulative Perpetual Preferred Stock, Series E, $0.01 par value per share (the “Preferred Stock”), as set forth herein.

Item 1.	Description of the Registrant’s Securities to be Registered.

DESCRIPTION OF THE PREFERRED STOCK

The words “F.N.B.,” “we,” “our,” “ours” and “us”, as used in this Item 1, refer to F.N.B. Corporation and its subsidiaries, unless otherwise stated.

General

Under our Articles of Incorporation we have authority to issue up to 20,000,000 shares of Preferred Stock, $0.01 par value. When issued, the Preferred Stock will be validly issued, fully paid and non-assessable, which means that its holders will have paid their purchase price in full and that we may not ask them to pay additional funds in respect of their shares of Preferred Stock. F.N.B. will not issue any shares of Preferred Stock prior to the original issue date.

The Depositary will be the sole holder of the Preferred Stock, as described under “Description of the Depositary Shares” below, and all references in this registration statement to the holders of the Preferred Stock shall mean the Depositary. However, the holders of Depositary Shares will be entitled, through the Depositary, to exercise the rights and preferences of the holders of the Preferred Stock, as described under “Description of the Depositary Shares.”

Our Articles of Incorporation establish the terms of the Preferred Stock and authorize 115,000 shares of Preferred Stock. Our Board of Directors may authorize additional shares of Preferred Stock from time to time. The Preferred Stock has a fixed liquidation preference of $1,000 per share (equivalent to $25 per Depositary Share). If we liquidate, dissolve or wind up our affairs, holders of the Preferred Stock and, in turn, the Depositary Shares will be entitled to receive, out of our assets that are available for distribution to shareholders, an amount per share equal to the liquidation preference per share plus any declared and unpaid dividends, without regard to any undeclared dividends.

The Preferred Stock and, in turn, the Depositary Shares will not be convertible into or exchangeable for our common stock or any other class or series of our capital stock and will not be subject to any sinking fund or any other obligation of us for their repurchase or retirement. The Preferred Stock and related Depositary Shares do not have a stated maturity date and will be perpetual unless redeemed at our option.

We reserve the right to re-open this series of Preferred Stock and issue additional shares of the Preferred Stock without notice to, or the consent of, holders of the Depositary Shares; provided that any such additional shares of Preferred Stock are not treated as “disqualified preferred stock” within the meaning of Section 1059(f)(2) of the Internal Revenue Code of 1986, as amended, or the Code, and such additional shares of Preferred Stock are otherwise treated as fungible with the Preferred Stock for U.S. federal income tax purposes. In the event we issue additional shares of Preferred Stock, we will cause a corresponding number of additional Depositary Shares to be issued. The additional shares would form a single series with the Preferred Stock.

In addition, we may from time to time, without notice to, or the consent of, holders of the Depositary Shares, issue shares of capital stock that rank on a parity with or junior to the Preferred Stock with respect to the payment of dividends (whether such dividends are cumulative or non-cumulative) and distributions upon our liquidation, dissolution or winding-up.

Ranking

Shares of the Preferred Stock will rank, with respect to the payment of dividends and distributions upon our liquidation, dissolution or winding-up, respectively:

•	senior to our common stock and to each other class or series of our capital stock issued in the future, unless the terms of that capital stock expressly provide that it ranks at least on parity with the Preferred Stock with respect to such dividends and distributions;

•	on parity with any class or series of our capital stock issued in the future the terms of which expressly provide that it ranks on parity with our Preferred Stock with respect to such dividends and distributions; and

•	junior to any class or series of our capital stock issued in the future, the terms of which expressly provide that it ranks senior to the Preferred Stock with respect to such dividends and distributions, if it is approved by the holders of at least two-thirds of the outstanding Depositary Shares.

Dividends

Dividends on shares of the Preferred Stock will not be cumulative and will not be mandatory. Holders of the Preferred Stock will be entitled to receive, if, when and as declared by our Board of Directors or a duly authorized committee of the Board out of legally available assets, non-cumulative cash dividends. These dividends will be payable quarterly in arrears on the 15th day of February, May, August and November of each year, commencing on February 15, 2014, each such date being referred to herein as a dividend payment date. Dividends on each share of Preferred Stock will accrue on the liquidation preference amount of $1,000 per share (equivalent to $25 per Depositary Share) at a rate per annum equal to 7.25% with respect to each dividend period from and including the original issue date to, but excluding, February 15, 2024 (the “fixed rate period”), and thereafter at a rate per annum equal to the three-month U.S. dollar LIBOR (as defined below) on the related dividend determination date plus a spread of 4.60% per annum (the “floating rate period”). Any dividends paid on the Preferred Stock will be distributed to holders of Depositary Shares in the manner described under “Description of the Depositary Shares—Dividends and Other Distributions” below. Notwithstanding the foregoing, dividends on the Preferred Stock shall not be declared, paid or set aside for payment to the extent such act would cause us to fail to comply with laws and regulations applicable thereto, including applicable capital adequacy guidelines.

Dividends will be payable to holders of record of Preferred Stock as they appear on our books on the applicable record date, which shall not be less than 15 calendar days or more than 30 calendar days before the applicable dividend payment date, as shall be fixed by our Board of Directors or any duly authorized committee of the Board. The corresponding record dates for the Depositary Shares will be the same as the record dates for the Preferred Stock.

A dividend period is the period from and including a dividend payment date to but excluding the applicable dividend payment date, except that the initial dividend period commenced on and included the original issue date of the Depositary Shares. Any dividend payable on shares of the Preferred Stock for any dividend period during the fixed rate period will be computed on the basis of a 360-day year consisting of twelve 30-day months. Any dividend payable on shares of the Preferred Stock for any dividend period during the floating rate period will be computed on the basis of a 360-day year and the actual number of days elapsed in such dividend period. Dollar amounts resulting from that calculation will be rounded to the nearest cent, with one-half cent being rounded upward. If any dividend payment date applicable to the fixed rate period is not a business day, then the related payment of dividends will be made on the next succeeding business day, and no additional dividends will accrue on such payment. If any dividend payment date applicable to the floating rate period is not a business day, then the dividend payment date will be postponed to the next succeeding business day unless such day falls in the next calendar month, in which case the dividend payment date will be the immediately preceding business day, and, in either case, dividends will accrue to, but excluding, the applicable business day. We will not pay interest or any sum of money instead of interest on any dividend payment that may be in arrears on the Preferred Stock.

For any dividend period during the floating rate period, three-month U.S. dollar, LIBOR (the London interbank offered rate) shall be determined by the calculation agent (as defined below) on the second London business day immediately preceding the first day of such dividend period, which we refer to as the “dividend determination date”, in the following manner:

(i)	Three-month U.S. dollar LIBOR will be the rate for deposits in U.S. dollars for a period of three months that appears on Reuters screen LIBOR01 page, or any successor page, as of 11:00 a.m., London time, on that dividend determination date.

(ii)	If no such rate appears, then the calculation agent will request the principal London offices of each of four major reference banks in the London interbank market, selected by the calculation agent as directed by us, to provide the calculation agent with its offered quotation at approximately 11:00 a.m., London time, on that dividend determination date for deposits in U.S. dollars for a period of three months, commencing on the first day of such dividend period, to prime banks in the London interbank market and in a principal amount that is representative of a single transaction in U.S. dollars in that market at that time. If at least two quotations are provided, three-month U.S. dollar LIBOR determined on that dividend determination date will be the arithmetic mean of those quotations (rounded, if necessary, to the nearest 0.00001 of 1%). If fewer than two quotations are provided, three-month U.S. dollar LIBOR will be determined for the first day of such dividend period as the arithmetic mean (rounded upward, if necessary, to the nearest 0.00001 of 1%) of the rates quoted at approximately 11:00 a.m., New York City time, on that dividend determination date by three major banks in The City of New York, selected by the calculation agent as directed by us, for loans in U.S. dollars to leading European banks, for a period of three months, commencing on the first day of such dividend period, and in a principal amount that is representative of a single transaction in U.S. dollars in that market at that time. If the banks so selected by the calculation agent are not quoting as set forth above, three-month U.S. dollar LIBOR for that dividend determination date will be the same as three-month U.S. dollar LIBOR for the immediately preceding dividend period, or, if there was no such dividend period, the dividend payable will be based on the dividend rate applicable to the fixed rate period.

The calculation agent is Wilmington Trust, National Association. The calculation agent’s determination of any dividend rate, and its calculation of the amount of dividends for any dividend period, will be on file at our principal offices, will be made available to any holder of Depositary Shares upon request and will be final and binding in the absence of manifest error.

The term “London business day” means a day that is a Monday, Tuesday, Wednesday, Thursday or Friday and is a day on which dealings in U.S. dollars are transacted in the London interbank market.

In this subsection, the term “business day” means each Monday, Tuesday, Wednesday, Thursday or Friday on which banking institutions are not authorized or obligated by law, regulation or executive order to close in The City of New York.

Dividends on shares of Preferred Stock will not be cumulative. Accordingly, if our Board of Directors or a duly authorized committee of the Board fails to declare a full dividend on the Preferred Stock payable in respect of any dividend period before the related dividend payment date, the undeclared dividend will not be deemed to have accrued and we will have no obligation to pay the undeclared dividend for that dividend period on the dividend payment date or at any future time, whether or not dividends on the Preferred Stock, parity stock (as defined herein), dividend parity stock (as defined herein), junior stock (as defined herein) or other capital stock are declared and paid for any future dividend period.

Priority of Dividends

So long as any share of Preferred Stock remains outstanding, unless (i) the full dividends for the most recently completed dividend period have been declared and paid (or declared and a sum sufficient for the payment thereof has been set aside) on all outstanding shares of Preferred Stock and (ii) we are not in default on our obligation to redeem any shares of Preferred Stock and related Depositary Shares that have been called for redemption:

•	no dividend shall be declared, paid or set aside for payment and no distribution shall be declared, made or set aside for payment on any class or series of our capital stock ranking junior to the Preferred Stock as to dividend or liquidation rights (other than (i) a dividend payable solely in junior stock or (ii) any dividend in connection with the implementation of a shareholders’ rights plan, or the redemption or repurchase of any rights under any such plan);

•	no share of any class or series of our capital stock ranking junior to the Preferred Stock as to dividend or liquidation rights shall be repurchased, redeemed or otherwise acquired for consideration by us, directly or indirectly (other than (i) as a result of a reclassification of junior stock for or into other junior stock, (ii) the exchange or conversion of shares of junior stock for or into other shares of junior stock, (iii) through the use of the proceeds of a substantially contemporaneous sale of other shares of junior stock, (iv) purchases, redemptions or other acquisitions of shares of the junior stock in connection with any employment contract, benefit plan or other similar arrangement with or for the benefit of employees, officers, directors or consultants, (v) purchases of shares of junior stock pursuant to a contractually binding requirement to buy junior stock existing prior to the most recently completed dividend period, including under a contractually binding stock repurchase plan, (vi) the purchase of fractional interests in shares of junior stock pursuant to the conversion or exchange provisions of such stock or the security being converted or exchanged, (vii) purchases or other acquisitions by any of our broker-dealer subsidiaries solely for the purpose of market making, stabilization or customer facilitation transactions in junior stock in the ordinary course of business, (viii) purchases by any of our broker-dealer subsidiaries of our capital stock for resale pursuant to an offering by us of such capital stock underwritten by such broker-dealer subsidiary, or (ix) the acquisition by us or any of our subsidiaries of record ownership in junior stock for the beneficial ownership of any other persons (other than for the beneficial ownership by us or any of our subsidiaries), including as trustees or custodians), nor shall any monies be paid to or made available for a sinking fund for the redemption of any such securities by us; and

•

no share of any class or series of our capital stock ranking on a parity with the Preferred Stock as to dividend or liquidation rights shall be repurchased, redeemed or otherwise acquired for consideration by us, directly or indirectly (other than (i) pursuant to pro rata offers to purchase all, or a pro rata portion, of the Preferred Stock and any parity stock, (ii) as a result of a reclassification of any parity stock for or into other parity stock, (iii) the exchange or conversion of any parity stock for or into other parity stock or junior stock, (iv) through the use of the proceeds of a substantially contemporaneous sale of other shares of parity stock, (v) purchases of shares of parity stock pursuant to a contractually binding requirement to buy parity stock existing prior to the most recently completed dividend period, including under a contractually binding stock repurchase plan, (vi) the purchase of fractional interests in shares of parity stock pursuant to the conversion or exchange provisions of such stock or the security being converted or exchanged, (vii) purchases or other acquisitions by any of our broker-dealer subsidiaries solely for the purpose of market making, stabilization or customer facilitation transactions in parity stock in the ordinary course of business, (viii) purchases by any of our broker-dealer subsidiaries of our capital stock for resale pursuant to an offering by us of such capital stock underwritten by such broker-dealer subsidiary, or (ix) the acquisition by us or any of our subsidiaries of record ownership in parity stock for the beneficial ownership of any other persons (other than for the beneficial ownership by us or any of our subsidiaries), including as trustees or custodians), nor shall any monies be paid to or made available for a sinking fund for the redemption of any such securities by us.

Notwithstanding the foregoing, if dividends are not paid in full upon the shares of the Preferred Stock and any shares of capital stock ranking on a parity with the Preferred Stock as to dividend rights (“dividend parity stock”), dividends may be declared and paid upon shares of the Preferred Stock and the dividend parity stock on a proportional basis so that the amount of dividends declared per share will bear to each other the same ratio that accrued dividends for the then-current dividend period per share on the Preferred Stock and accrued dividends, including any accumulations, on any dividend parity stock bear to each other.

As used in this registration statement, “junior stock” means our common stock and any other class or series of our capital stock over which the Preferred Stock has preference or priority in the payment of dividends and in the distribution of assets on any liquidation, dissolution or winding up of F.N.B.

As used in this registration statement, “parity stock” means any other class or series of our capital stock that ranks equally with the Preferred Stock in the payment of dividends and in the distribution of assets on any liquidation, dissolution or winding up of F.N.B. As of the date of this registration statement, no dividend parity stock is outstanding.

Subject to the foregoing, and not otherwise, dividends (payable in cash, stock or otherwise) may be declared and paid on our junior stock, which includes our common stock, from time to time out of any assets legally available for such payment, and the holders of Preferred Stock or dividend parity stock shall not be entitled to participate in any such dividend.

Redemption

Mandatory Redemption

The Preferred Stock is not subject to any mandatory redemption, sinking fund or other similar provision.

The holders of the Depositary Shares will not have the right to require the redemption or repurchase their Depositary Shares.

Optional Redemption

We may redeem the Preferred Stock at our option, through a resolution duly adopted by our Board of Directors (or a duly authorized committee of our Board of Directors), in whole or in part, from time to time, on any dividend payment date on or after February 15, 2024, at a price equal to $1,000 per share (equivalent to $25 per Depositary Share), plus the per share amount of any declared and unpaid dividends, without regard to any undeclared dividends, on the Preferred Stock prior to the date fixed for redemption, which we refer to as the redemption date.

Prior to February 15, 2024, within 90 days of the occurrence of a “regulatory capital treatment event,” we may, at our option, subject to the prior approval of the Federal Reserve or other appropriate federal banking agency, provide notice of our intent to redeem in accordance with the procedures described below, and subsequently redeem, all (but not less than all) of the shares of Preferred Stock at the time outstanding at a redemption price equal to $1,000 per share (equivalent to $25 per Depositary Share), plus the per share amount of any declared and unpaid dividends, without regard to any undeclared dividends, on the Preferred Stock prior to the redemption date.

A “regulatory capital treatment event” means a good faith determination by our Board of Directors or a duly authorized committee of the Board, in good faith, that, as a result of any:

•	amendment to, or change (including any announced prospective change) in, the laws or regulations of the United States or any political subdivision of or in the United States that is enacted or becomes effective after the original issue date of the Preferred Stock;

•	proposed change in those laws or regulations that is announced or becomes effective after the original issue date of the Preferred Stock; or

•	official administrative decision or judicial decision or administrative action or other official pronouncement interpreting or applying those laws or regulations that is announced or becomes effective after the original issue date of the Preferred Stock;

there is more than an insubstantial risk that we will not be entitled to treat the full liquidation preference of all shares of the Preferred Stock then outstanding as Tier 1 capital (or its equivalent) for purposes of the capital adequacy guidelines or regulations of the Federal Reserve or other appropriate federal banking agency, as then in effect and applicable, for as long as any share of Preferred Stock is outstanding.

If shares of the Preferred Stock are to be redeemed, the notice of redemption shall be given to the holders of record of the Preferred Stock to be redeemed, either by first class mail, postage prepaid, addressed to the holders of record of such shares to be redeemed at their respective last addresses appearing on our stock register or by such other method approved by the Depositary, in its reasonable discretion, not less than 30 days nor more than 60 days prior to the date fixed for redemption thereof (provided that, if the Depositary Shares representing the Preferred Stock are held in book-entry form through The Depository Trust Company, or DTC, we may give such notice in any manner permitted by DTC). Each notice of redemption will include a statement setting forth:

•	the redemption date;

•	the number of shares of the Preferred Stock to be redeemed and, if less than all the shares held by such holder are to be redeemed, the number of such shares to be redeemed from such holder;

•	the redemption price;

•	the place or places where the certificates evidencing shares of Preferred Stock are to be surrendered for payment of the redemption price; and

•	that dividends on the shares to be redeemed will cease to accrue on the redemption date.

If notice of redemption of any shares of Preferred Stock has been duly given and if the funds necessary for such redemption have been set aside by us for the benefit of the holders of any shares of Preferred Stock so called for redemption, then, on and after the redemption date, notwithstanding that certificates representing any share so called for redemption have not been surrendered for redemption, on and after the redemption date, dividends will cease to accrue on all shares of Preferred Stock, all such shares of Preferred Stock shall no longer be deemed outstanding and all rights of the holders of such shares will terminate, except the right to receive the redemption price.

In case of any redemption of only part of the shares of the Preferred Stock at the time outstanding, the shares to be redeemed shall be selected pro rata or by lot.

Under the Federal Reserve’s current risk-based capital guidelines applicable to bank holding companies, any redemption of the Preferred Stock and, in turn, the Depositary Shares is subject to prior approval of the Federal Reserve. The Preferred Stock explicitly provides that any redemption of the Preferred Stock and, in turn, the Depositary Shares is subject to our receipt of any required prior approval by the Federal Reserve and to the satisfaction of any conditions set forth in the capital guidelines or regulations of the Federal Reserve applicable to the redemption of the Preferred Stock. See “Risk Factors—Investors should not expect us to redeem the Depositary Shares or the Preferred Stock on the date they first become redeemable or on any particular date after they become redeemable. You may not be able to reinvest the redemption proceeds you receive in a similar security or in instruments with similar dividend rates or yields.” in the prospectus supplement dated October 29, 2013 (the “Prospectus Supplement”), that was filed by F.N.B. with the Securities and Exchange Commission (the “Commission”) pursuant to Rule 424(b) under the Securities Act of 1933, as amended, and which supplemented F.N.B.’s Registration Statement on Form S-3 (Registration No. 333-181418) dated May 15, 2012. Such sections of the Prospectus Supplement are incorporated herein by reference.

See “Description of the Depositary Shares—Redemption of Depositary Shares” below for information about redemption of the Depositary Shares relating to the Preferred Stock.

Liquidation Rights

In the event that we voluntarily or involuntarily liquidate, dissolve or wind up our affairs, holders of the Preferred Stock and, in turn, the Depositary Shares are entitled to receive an amount per share equal to the fixed liquidation preference of $1,000 per share (equivalent to $25 per Depositary Share), plus any declared and unpaid dividends prior to the payment of the liquidating distribution (but without any amount in respect of dividends that have not been declared prior to the date of payment of the liquidating distribution), after satisfaction of liabilities or obligations to creditors and subject to the rights of holders of any shares of capital stock ranking senior to Preferred Stock with respect to distributions upon the voluntary or involuntary liquidation, dissolution or winding-up of our business and affairs, and before we make any distribution of assets to the holders of our common stock or any other class or series of our capital stock ranking junior to the Preferred Stock with respect to distributions upon our liquidation, dissolution or winding-up. After payment of the full amount of the liquidating distribution described above, the holders of the Preferred Stock shall not be entitled to any further participation in any distribution of our assets.

If our assets are not sufficient to pay the liquidation preference in full to all holders of Preferred Stock and all holders of any shares of our capital stock ranking as to any such liquidation distribution on parity with the Preferred Stock, the amounts paid to the holders of Preferred Stock and to such other shares will be paid pro rata in accordance with their respective liquidation preferences. If the liquidation preference per share of Preferred Stock has been paid in full to all holders of Preferred Stock and the liquidation preference per share of any other capital stock ranking on parity with the Preferred Stock as to liquidation rights has been paid in full, the holders of our common stock or any other capital stock ranking, as to liquidation rights, junior to the Preferred Stock will be entitled to receive all of our remaining assets according to their respective rights and preferences.

For purposes of the liquidation rights, neither the sale, conveyance, exchange or transfer of all or substantially all of our assets or business, nor the consolidation or merger by us with or into any other entity or by another entity with or into us, whether for cash, securities or other property, individually or as part of a series of transactions, will constitute a liquidation, dissolution or winding-up of our affairs.

See “Description of the Depositary Shares—Dividends and Other Distributions” below for information relating to distributions on the Depositary Shares relating to the Preferred Stock.

Voting Rights

Except as provided below, the holders of the Preferred Stock and, in turn, the Depositary Shares will have no voting rights.

Whenever dividends on any shares of the Preferred Stock or any dividend parity stock upon which similar voting rights have been conferred (“special voting preferred stock”) and are exercisable shall have not been declared and paid for an aggregate amount equal to the amount of dividends payable on the Preferred Stock as contemplated herein for six or more quarterly dividend payments, whether or not for consecutive dividend periods (which we refer to as a “Nonpayment”), the holders of the Preferred Stock and such special voting preferred stock will be entitled to vote as a single class (based on respective liquidation preferences) for the election of a total of two additional members of our Board of Directors, which we refer to as the “Preferred Directors”, provided that our Board of Directors shall at no time include more than two Preferred Directors. In that event, the number of directors on our Board of Directors shall automatically increase by two and, at the request of any holder of Preferred Stock, a special meeting of the holders of Preferred Stock and such special voting preferred stock for which dividends have not been paid shall be called for the election of the two directors (unless such request is received less than 90 days before the date fixed for the next annual or special meeting of the shareholders, in which event such election shall be held at such next annual or special meeting of shareholders), followed by such election at each subsequent annual meeting. These voting rights will continue until full dividends have been paid on the Preferred Stock and such special voting preferred stock for at least four consecutive quarterly dividend periods following the Nonpayment.

If and when full dividends have been paid for at least four consecutive quarterly dividend periods following a Nonpayment on the Preferred Stock and such special voting preferred stock, the holders of the Preferred Stock and such special voting preferred stock shall be divested of the foregoing voting rights (subject to revesting in the event of each subsequent Nonpayment) and the term of office of each Preferred Director so elected shall terminate and the number of directors on our Board of Directors shall automatically decrease by two. Any Preferred Director may be removed at any time without cause by the holders of a majority of the outstanding shares of the Preferred Stock and such special voting preferred stock when they have the voting rights described above. So long as a Nonpayment shall continue, any vacancy in the office of a Preferred Director (other than prior to the initial election of the Preferred Directors) may be filled by the written consent of the Preferred Director remaining in office, or if none remains in office, by a vote of the holders of a majority of the outstanding shares of Preferred Stock and such special voting preferred stock to serve until the next annual meeting of shareholders. The Preferred Directors shall each be entitled to one vote per director on any matter.

If the holders of Preferred Stock become entitled to vote for the election of directors, the Preferred Stock may be considered a class of voting securities under interpretations adopted by the Federal Reserve. As a result, certain holders of Preferred Stock may become subject to regulations under the Bank Holding Company Act of 1956 and/or certain acquisitions of Preferred Stock may be subject to prior approval by the Federal Reserve. See “Risk Factors—Ownership of the Preferred Stock and, in turn, the Depositary Shares may require regulatory approval or result in adverse regulatory consequences.” in the Prospectus Supplement, which is incorporated herein by reference.

So long as any shares of Preferred Stock remain outstanding, in addition to any other vote or consent of shareholders required by law or our Articles of Incorporation, the affirmative vote or consent of the holders of at least two-thirds of all of the then-outstanding shares of Preferred Stock entitled to vote thereon, voting separately as a single class, shall be required to:

•	authorize, create, issue or increase the authorized amount of any class or series of our capital stock ranking senior to the Preferred Stock with respect to payment of dividends or as to distributions upon our liquidation, dissolution or winding-up, or issue any obligation or security convertible into or exchangeable for evidencing the right to purchase any such class or series of our capital stock;

•	amend, alter or repeal the provisions of our Articles of Incorporation, including the articles setting forth the terms of the Preferred Stock, so as to adversely affect the special powers, preferences, privileges or rights of the Preferred Stock, taken as a whole; or

•	consummate a binding share-exchange or reclassification involving the Preferred Stock, or sale, conveyance, exchange or transfer of all or substantially all of our assets or business or a merger or consolidation of us with or into another entity unless the shares of the Preferred Stock (i) remain outstanding or (ii) are converted into or exchanged for preference securities of the surviving entity or any entity controlling such surviving entity and such new preference securities have terms that are not materially less favorable than the Preferred Stock.

When determining the application of the voting rights described in this section, the authorization, creation and issuance, or an increase in the authorized or issued amount of, junior stock or any class or series of capital stock, or any securities convertible into or exchangeable or exercisable for junior stock or any class or series of capital stock that by its terms expressly provides that it ranks pari passu with the Preferred Stock with respect to the payment of dividends (whether such dividends are cumulative or non-cumulative) and as to distributions upon our liquidation, dissolution or winding-up shall not be deemed to adversely affect the special powers, preferences, privileges or rights, and shall not require the affirmative vote or consent of, the holders of any outstanding shares of Preferred Stock.

The foregoing voting provisions will not apply if, at or prior to the time when the act with respect to which such vote would otherwise be required shall be effected, all outstanding shares of Preferred Stock shall have been redeemed or called for redemption upon proper notice and sufficient funds shall have been set aside by us for the benefit of the holders of the Preferred Stock to effect such redemption.

For notary rights applicable to holders of the Depositary Shares, see “Description of the Depositary Shares—The Deposit Agreement—Voting of the Preferred Stock” below.

Form

The Preferred Stock will be issued only in fully registered form.

Depositary, Transfer Agent and Registrar

Computershare Trust Company, N.A. (as successor to Registrar and Transfer Company) (“Computershare”) is the depositary, transfer agent, registrar, paying agent and redemption agent for the Preferred Stock. We may, in our sole discretion, remove the Depositary in accordance with the agreement between us and the Depositary; provided that we will appoint a successor depositary who will accept such appointment prior to the effectiveness of its removal. The registrar for the Preferred Stock will send notices to shareholders of any meetings at which holders of Preferred Stock have the right to vote on any matter.

DESCRIPTION OF THE DEPOSITARY SHARES

General

Each Depositary Share represents a 1/40th interest in one share of Preferred Stock. The Depositary Shares will be evidenced by depositary receipts. The shares of Preferred Stock underlying the Depositary Shares are deposited with Computershare Trust Company, N.A. (as successor to Registrar and Transfer Company), as depositary, under a Deposit Agreement dated as of November 1, 2013, among us, the Depositary, the registrar appointed thereunder and all holders from time to time of depositary receipts issued by the Depositary thereunder (the “Deposit Agreement”).

The Depositary will act as transfer agent and registrar and paying agent with respect to the Depositary Shares.

The Depositary’s office at which the depositary receipts will be administered is located at 211 Quality Circle, Suite 210, College Station, Texas 77845.

In this registration statement, references to “holders” of Depositary Shares mean those who own Depositary Shares registered in their own names on the books that we or the Depositary maintain for this purpose. DTC is the only registered holder of the Depositary receipts representing the Depositary Shares. References to “holders” of Depositary Shares do not include indirect holders who own beneficial interests in Depositary Shares registered in street name or issued in book-entry form through DTC. Please review the special considerations that apply to indirect holders described in “—Book-Entry Issuance” below.

Dividends and Other Distributions

Each dividend payable on a Depositary Share will be in an amount equal to 1/40th of any dividend declared and payable on the related share of Preferred Stock.

The Depositary will distribute all cash dividends or other cash distributions received in respect of the Preferred Stock to the holders of Depositary Shares in proportion to the numbers of such Depositary Shares owned by such holders on the relevant record date. In the event of a distribution other than in cash, the Depositary will distribute property received by it to the holders of Depositary Shares entitled thereto, unless the Depositary determines that it is not feasible to make such distribution. In that case, the Depositary may, with our approval, sell such property and distribute the net proceeds from such sale to such holders.

Record dates for the payment of dividends and other matters relating to the Depositary Shares will be the same as the corresponding record dates for the Preferred Stock.

The amounts distributed to holders of Depositary Shares will be reduced by any amounts required to be withheld by the Depositary or by us on account of taxes or other governmental charges. The Depositary may refuse to make any payment or distribution, or any transfer, exchange, or withdrawal of any Depositary Shares or the shares of the Preferred Stock until such taxes or other governmental charges are paid.

Redemption of Depositary Shares

If the Preferred Stock underlying the Depositary Shares is redeemed, in whole or in part, a corresponding number of Depositary Shares will be redeemed with the proceeds received by the Depositary from the redemption of the Preferred Stock held by the Depositary. The redemption price per Depositary Share will be equal to 1/40th of the applicable redemption price per share payable in respect of such Preferred Stock.

Whenever we redeem shares of Preferred Stock held by the Depositary, the Depositary will redeem, as of the same redemption date, the number of Depositary Shares representing shares of Preferred Stock so redeemed. If fewer than all of the outstanding Depositary Shares are redeemed, the Depositary will select the Depositary Shares to be redeemed pro rata or by lot. The Depositary will mail notice of redemption to holders of the depositary receipts not less than 30 and not more than 60 days prior to the date fixed for redemption of the Preferred Stock and the related Depositary Shares.

Withdrawal of Preferred Stock

Unless the Depositary Shares have previously been called for redemption, any holder of Depositary Shares may receive the number of whole shares of Preferred Stock and any money or other property represented by those depositary receipts after surrendering the depositary receipts at the corporate trust office of the Depositary, paying any taxes, charges and fees provided for in the Deposit Agreement and complying with any other requirement of the Deposit Agreement. Holders of Depositary Shares making these withdrawals will be entitled to receive whole shares of Preferred Stock, but holders of whole shares of Preferred Stock will not be entitled to deposit that Preferred Stock under the Deposit Agreement or to receive depositary receipts for that Preferred Stock after withdrawal. If the Depositary Shares surrendered by the holder in connection with withdrawal exceed the number of Depositary Shares that represent the number of whole shares of Preferred Stock to be withdrawn, the Depositary will deliver to that holder at the same time a new depositary receipt evidencing the excess number of Depositary Shares.

The Deposit Agreement

Amendment and Termination of the Deposit Agreement

We may amend the form of depositary receipt evidencing the Depositary Shares and any provision of the Deposit Agreement at any time and, from time, to time by agreement with the Depositary. However, any amendment that imposes additional charges, materially and adversely affects the rights of the holders of Depositary Shares or would be materially and adversely inconsistent with the rights granted to the holders of the Preferred Stock will not be effective unless the holders of a majority of the Depositary Shares then outstanding approve the amendment. We will make no amendment that impairs the right of any holder of Depositary Shares, as described above under “—Withdrawal of Preferred Stock,” to receive shares of Preferred Stock and any money or other property represented by those Depositary Shares, except in order to comply with mandatory provisions of applicable law. Holders who retain or acquire their depositary receipts after an amendment becomes effective will be deemed to have agreed to the amendment and will be bound by the amended Deposit Agreement.

The Deposit Agreement will automatically terminate if:

•	all outstanding Depositary Shares have been redeemed; or

•	a final distribution in respect of the Preferred Stock has been made to the holders of Depositary Shares in connection with any liquidation, dissolution or winding up of F.N.B., and such distribution has been paid to the holders of Depositary Shares; or

•	there has been consent of holders of Depositary Shares representing not less than two-thirds of the Depositary Shares outstanding.

We may terminate the Deposit Agreement at any time, and the Depositary will give notice of that termination to the holders of all outstanding Depositary Shares not less than 30 days before the termination date. In that event, the Depositary will deliver or make available for delivery to holders of Depositary Shares, upon surrender of the depositary receipts evidencing the Depositary Shares, the number of whole or fractional shares of Preferred Stock as are represented by those Depositary Shares.

Charges of Depositary

We will pay all transfer and other taxes and governmental charges arising solely from the existence of the Depositary arrangements regarding any Depositary Shares. We were responsible for all charges of the Depositary in connection with the initial deposit of the Preferred Stock and the initial issuance of the Depositary Shares, and will also pay all charges of the Depositary in connection with all withdrawals and any redemption or exchange of the Preferred Stock. Holders of Depositary Shares will pay all other transfer and other taxes and governmental charges and, in addition, such other charges as are expressly provided in the Deposit Agreement to be for their accounts. All other charges and expenses of the Depositary and of any registrar incident to the performance of their respective obligations arising from the Depositary arrangements will be paid by us only after prior consultation and agreement between the Depositary and us and consent by us to the incurrence of such expenses, which consent will not be unreasonably withheld.

Resignation and Removal of Depositary; Termination of Deposit Agreement

The Depositary may resign at any time by delivering to us notice of its resignation and we may at any time remove the Depositary, with any such resignation or removal taking effect upon the appointment of a successor depositary and its acceptance of such appointment. Such successor depositary will be appointed by us within 60 days after delivery of the notice of resignation or removal. Upon termination of the Deposit Agreement, the Depositary will discontinue the transfer of depositary receipts, will suspend the distribution of dividends to the holders thereof and will not give any further notices (other than notice of such termination) or perform any further acts under the Deposit Agreement, except that the Depositary will continue to collect dividends and other distributions pertaining to Preferred Stock and will continue to deliver Preferred Stock certificates together with such dividends and distributions and the net proceeds of any sales of rights, preferences, privileges, or other property in exchange for depositary receipts surrendered. At a time after the expiration of three years from the date of termination, the Depositary may sell the Preferred Stock and hold the proceeds of such sale, without interest, for the benefit of the holders of depositary receipts who have not then surrendered their depositary receipts. After making such sale, the Depositary will be discharged from all obligations under the Deposit Agreement, except to account for such proceeds.

Miscellaneous

The Depositary will forward to the holders of the Depositary Shares all reports and communications from us that we would be required to furnish to the holders of the Preferred Stock. The Depositary will not be liable if it is prevented or delayed by law or circumstances beyond its control in performance of its obligations under the Deposit Agreement. The obligations of the Depositary under the Deposit Agreement will be limited to performance in good faith and without gross negligence and misconduct of its duties thereunder, and the Depositary will not be obligated to prosecute or defend any legal proceedings in respect of any Depositary Shares or the Preferred Stock unless a reasonable indemnity is furnished. The Depositary may rely upon written advice of counsel or independent accountants, or information provided by other persons believed by it to be the proper person or persons and on documents believed to be genuine.

Voting of the Preferred Stock

Because each Depositary Share represents a 1/40th interest in a share of the Preferred Stock, holders of depositary receipts will be entitled to 1/40th of a vote per share of the Preferred Stock under those limited circumstances in which holders of the Preferred Stock are entitled to vote.

When the Depositary receives notice of any meeting at which the holders of the Preferred Stock are entitled to vote, the Depositary will mail (or otherwise transmit by an authorized method) the information contained in the notice to the holders of the Depositary Shares relating to the Preferred Stock. Each holder of the Depositary Shares on the record date, which will be the same date as the record date for the Preferred Stock, may instruct the Depositary as to how to vote the amount of the Preferred Stock represented by the holder’s Depositary Shares. We will agree to take all reasonable actions that the Depositary determines are necessary to enable the Depositary to vote as instructed. If the Depositary does not receive specific instructions from the holders of any Depositary Shares representing the Preferred Stock, it will not vote the amount of Preferred Stock represented by such Depositary Shares.

Listing

The Depositary Shares are listed on the New York Stock Exchange under the symbol “FNBPrE”. We do not expect that there will be any separate public trading market for the shares of Preferred Stock, except as represented by the Depositary Shares.

Form

The Depositary Shares are issued in book-entry form through DTC, as further described below.

Book-Entry Issuance

The certificates representing the Depositary Shares are issued as fully registered securities registered in the name of Cede & Co., the partnership nominee of DTC, or such other name as may be requested by an authorized representative of DTC. One or more fully registered global securities, representing the total aggregate number of Depositary Shares outstanding, will be issued and deposited with DTC. Ownership of beneficial interests in a global security will be limited to persons who have accounts with DTC, whom we refer to as participants, or persons who hold interests through such participants. Ownership of beneficial interests in a global security will be shown on, and the transfer of that ownership will be effected only through, records maintained by DTC or its nominee (with respect to interests of participants) and the records of participants (with respect to interests of persons other than participants).

So long as DTC, or its nominee, is the registered owner or holder of a global security, DTC or such nominee, as the case may be, will be considered the sole owner or holder of the Depositary Shares represented by such global security for all purposes under the Deposit Agreement and the securities. No beneficial owner of an interest in a global security will be able to transfer that interest except in accordance with the applicable procedures of DTC in addition to those provided for under the Deposit Agreement.

The laws of some jurisdictions may require that some purchasers of securities take physical delivery of securities in definitive form. These laws may impair the ability to transfer beneficial interests in the Depositary Shares, so long as the corresponding securities are represented by Global Securities.

Neither we, the transfer agent nor the registrar will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in a global security or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

We expect that DTC or its nominee, upon receipt of any payment of dividends in respect of a global security, will credit participants’ accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of such global security as shown on the records of DTC or its nominee, as the case may be. We also expect that payments by participants to owners of beneficial interests in such global security held through such participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers registered in the names of nominees for such customers. Such payments will be the responsibility of such participants.

Transfers between participants in DTC will be effected in the ordinary way in accordance with DTC rules and will be settled in same-day funds.

We understand that DTC is:

•	a limited purpose trust company organized under the laws of the State of New York;

•	a “banking organization” within the meaning of New York Banking Law;

•	a member of the Federal Reserve System;

•	a “clearing corporation” within the meaning of the Uniform Commercial Code; and

•	a “Clearing Agency” registered pursuant to the provisions of Section 17A of the Exchange Act.

DTC was created to hold securities for its participants and facilitate the clearance and settlement of securities transactions between participants through electronic book-entry changes in accounts of its participants, thereby eliminating the need for physical movement of certificates. Participants include:

•	securities brokers and dealers;

•	banks, trust companies; and

•	clearing corporations and certain other organizations.

Indirect access to the DTC system is available to others such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly (indirect participants).

Although DTC is expected to follow the foregoing procedures in order to facilitate transfers of interests in a global security among its participants, it is under no obligation to perform or continue to perform such procedures, and such procedures may be discontinued at any time. Neither we, the transfer agent nor the registrar will have any responsibility for the performance by DTC or its participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

If DTC is at any time unwilling or unable to continue as a depositary for the global security and a successor depositary is not appointed by us within 90 days, we will issue certificated shares in exchange for the Global Securities. Holders of an interest in a global security may receive certificated shares, at our option, in accordance with the rules and procedures of DTC in addition to those provided for under the Deposit Agreement. Beneficial interests in Global Securities held by any direct or indirect participant may also be exchanged for certificated shares upon request to DTC by such direct participant (for itself or on behalf of an indirect participant), to the transfer agent in accordance with their respective customary procedures.

The information in this section concerning DTC and its book-entry system has been obtained from sources that we believe to be reliable, but we take no responsibility for the accuracy thereof.

ANTI-TAKEOVER EFFECTS OF THE COMPANY’S ARTICLES OF INCORPORATION AND BYLAWS

Provisions in F.N.B.’s articles of incorporation and bylaws may have the effect of delaying, deferring or preventing a change in control of F.N.B. The Board of Directors may fill vacancies on the Board (but only until the next annual meeting of shareholders) resulting from an increase in the number of directors. The Board may consider a broad range of factors in evaluating an unsolicited offer including a tender offer proposal. The Board is authorized, without further shareholder action, to issue from time to time, up to 20,000,000 shares of preferred stock in the aggregate. The Board is empowered to divide any and all of the shares of the preferred stock into series and to fix and determine the relative rights and preferences of the shares of any series so established. No director may be removed without cause unless the removal is approved by a supermajority vote of 75 percent of the outstanding shares of common stock. The articles of incorporation require transactions with an interested shareholder to be approved by the holders of two-thirds of the voting shares of F.N.B., other than shares beneficially owned by the interested shareholder, unless a majority of disinterested directors has approved the transaction or the consideration to be received by the shareholders satisfies a “fair price” requirement. An interested shareholder generally is any person who, together with that person’s affiliates and associates, beneficially owns ten percent or more of the voting stock of F.N.B. The bylaws require shareholders to provide advance written notice to F.N.B. of any director nomination or proposal to be brought before meetings of F.N.B.’s shareholders. The notice must be given within the time periods prescribed by the bylaws (generally, not later than the close of business on the 90th day, nor earlier than the close of business on the 120th day, prior to the anniversary date of the proxy statement released to shareholders for the annual meeting in the immediately preceding year), and must contain information regarding the nominee or proposal and the person making the nomination or proposal, as prescribed by the bylaws.

Item 2.	Exhibits.

The exhibits to this registration statement are listed in the Exhibit Index to this registration statement, which is incorporated herein by reference.

The Company agrees to furnish to the Commission upon request copies of all instruments not filed herewith defining the rights of holders of long-term debt of the Corporation and its subsidiaries.

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

F.N.B. CORPORATION

By:	/s/ Vincent J. Delie, Jr.
Name:	Vincent J. Delie, Jr.
Title:	President and Chief Executive Officer

Dated: August 30, 2016

EXHIBIT INDEX

3.1.	Articles of Incorporation of the Company, effective as of August 30, 2016 (incorporated by reference to Exhibit 3.1 of the Company’s Current Report on Form 8-K filed on August 30, 2016).

3.2.	Bylaws of the Company, effective as of August 30, 2016 (incorporated by reference to Exhibit 3.2 of the Company’s Current Report on Form 8-K filed on August 30, 2016).

4.1.	The rights of holders of equity securities are defined in portions of the Company’s Articles of Incorporation, incorporated herein by reference as Exhibits 3.1 and 3.2, respectively.

4.2.	Warrant to purchase up to 651,041.50 shares of common stock of the Company, par value $0.01, issued to the United States Department of the Treasury (incorporated by reference to Exhibit 4.2 of the Company’s Current Report on Form 8-K filed on January 14, 2009).

4.3.	Warrant to purchase up to 342,563.96 shares of common stock of the Company, par value $0.01, issued to the United States Department of the Treasury (incorporated by reference to Exhibit 4.1 of the Company’s Current Report on Form 8-K filed on April 8, 2013).

4.4.	Deposit Agreement, dated as of November 1, 2013, among the Company, Computershare Trust Company, N.A. (as successor-in-interest to Registrar and Transfer Company), as depositary, and the holders from time to time of the depositary receipts described therein (incorporated by reference to Exhibit 4.1 of the Company’s Current Report on Form 8-K filed November 1, 2013).

4.5.	Form of Preferred Stock Certificate, filed herewith.

4.6.	Form of Depositary Receipt (included as Exhibit A to Exhibit 4.4 above).